UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                TELOS CORPORATION
--------------------------------------------------------------------------------
(Name of Issuer)

             12% CUMULATIVE EXCHANGEABLE REDEEMABLE PREFERRED STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87969B 20 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Timothy G. Ewing
                              Fisher Ewing Partners
                                2200 Ross Avenue
                                 Suite 4660 West
                               Dallas, Texas 75201
                                 (214) 999-1900
--------------------------------------------------------------------------------
              (Name, Address, Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 28, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

---------------------------                            -------------------------
CUSIP No. 87969B 20 0                                   Page 2 of 8 Pages
---------------------------                            -------------------------


===============================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Fisher Ewing Partners
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                       (a) |_|

                                                                         (b) |_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    |_|
    Not applicable
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
-------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    714,317
-------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
-------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    714,317
-------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     714,317
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.87%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
===============================================================================

---------------------------                            -------------------------
CUSIP No. 87969B 20 0                                   Page 3 of 8 Pages
---------------------------                            -------------------------


===============================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Value Partners, Ltd.
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                       (a) |_|

                                                                         (b) |_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    |_|
    Not applicable
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
-------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    714,317
-------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
-------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    714,317
-------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     714,317
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.87%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
===============================================================================

---------------------------                            -------------------------
CUSIP No. 87969B 20 0                                   Page 4 of 8 Pages
---------------------------                            -------------------------

                         AMENDMENT NO. 5 to SCHEDULE 13D

      This statement amends ("Amendment No. 5") the Schedule 13D (the "Schedule"), and Amendment No. 1 to the Schedule ("Amendment No. 1"), Amendment No. 2 to the Schedule ("Amendment No. 2"), Amendment No. 3 to the Schedule ("Amendment No. 3") and Amendment No. 4 to the Schedule ("Amendment No. 4") filed by Value Partners, Ltd. ("VP") and Fisher Ewing Partners ("FEP") with the Securities and Exchange Commission on November 13, 1995, February 15, 1996, May 13, 1996, November 6, 1996, and December 24, 1996, respectively, with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share ("Exchangeable Preferred Stock"), of Telos Corporation, a Maryland corporation (the "Issuer"). (The Schedule and Amendment Nos. 1, 2, 3, 4 and this Amendment No. 5 are collectively referred to herein as the "Schedule" where the context so permits.) All defined terms refer to terms defined herein, in the Schedule and in Amendment Nos. 1, 2, 3 and 4. Notwithstanding this Amendment No. 5, the Schedule and Amendment Nos. 1, 2, 3 and 4 speak as of their respective dates. The Schedule and Amendment Nos. 1, 2, 3 and 4 are amended only to the extent set forth below:

      Item 4. Purpose of Transaction appearing in the Schedule is deleted in its entirety and replaced with the following:

"Item 4. Purpose of Transaction

      The purpose of the acquisition of shares of the Issuer's Exchangeable Preferred Stock by VP and FEP is for investment. The shares reported on this Schedule were not purchased with the intention of exercising control over the Issuer. Although the Exchangeable Preferred Stock is non-voting stock, it has the exclusive right to vote as a class for up to two directors to the Board of Directors of the Issuer if at any time or times dividends payable on the Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods. The Issuer's Form 10-Q for the quarterly period ended September 30, 1996 stated that no dividends on the Exchangeable Preferred Stock were declared or paid during fiscal years 1992 through 1995 or for the dividend payable June 1, 1996. Consequently, VP and FEP believe that, pursuant to the terms of the Issuer's amended and restated articles of incorporation, there are currently two vacancies on the Board of Directors of the Issuer, constituting the "Class D" directors. VP and FEP also believe that the holders of the Exchangeable Preferred Stock currently have the exclusive right to elect, voting separately as a class, the two "Class D" directors to the Board of Directors of the Issuer at a special meeting (or at the annual meeting of the stockholders of the Issuer held for the purpose of electing directors).

      VP currently intends to exercise these voting rights and, in that regard, on December 23, 1996 mailed a registered letter (the "December 23 Letter") to the Issuer which: (i) requested that the Issuer call a special meeting of the holders of the Exchangeable Preferred Stock to be held on January 31, 1997 to elect the two Class D directors; (ii) if the special meeting was not called as requested by January 23, 1997, VP, as a holder of more than 10% of the Exchangeable Preferred Stock, called for a special meeting of the holders of the Exchangeable Preferred Stock to be held on Friday, February 28, 1997 at 2:00 p.m. at the offices of VP's special counsel located at 734 15th Street, N.W., Washington, D.C. 20005 and

---------------------------                            -------------------------
CUSIP No. 87969B 20 0                                   Page 5 of 8 Pages
---------------------------                            -------------------------


requested, among other things, that the Issuer provide to holders of record of the Exchangeable Preferred Stock 30 days written notice of the special meeting; and (iii) nominated two persons, Mr. Julio E. Heurtematte, Jr. and Mr. Malcolm
M. B. Sterrett, to run as candidates for the Class D director positions. By its December 23 Letter, VP also requested that the Issuer provide it with access to the stock books of the Issuer relating to the holders of the Exchangeable Preferred Stock.

      On January 7, 1997, the General Counsel of the Issuer, a Mr. William Brownley ("Mr. Brownley"), contacted VP's special counsel, Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. ("EMTH"), regarding the December 23 Letter. Mr. Brownley claimed that the January 31 date did not provide for sufficient time to hold a special meeting as required under the Issuer's bylaws and, in any event, that VP had no right to call a special meeting.

      On January 9, 1997, Mr. Brownley again called EMTH and stated that the Issuer would not have a list of holders of the Exchangeable Preferred Stock available for review on January 10, 1997 and suggested that EMTH not send a representative to the Issuer's office. Mr. Brownley did acknowledge that VP was entitled to such a list and stated that the Issuer would either call the special meeting and make the list available to VP or make the list available by January 23, 1997. Upon receipt of a confirmatory letter from VP's special counsel, Mr. Brownley, by letter dated January 10, 1997 (but transmitted by facsimile on or about January 14, 1997), revised his prior position and stated that: (i) the Issuer would not call a special meeting of the holders of the Exchangeable Preferred Stock; (ii) VP did not make a proper request for a list of holders of the Exchangeable Preferred Stock; and (iii) the Issuer would not provide VP with a list of such holders. After an additional written request by VP's special counsel on January 17, 1997, the Issuer continued to refuse to provide a stockholder list to VP.


      Notwithstanding the fact that the Issuer had recognized VP as a major stockholder by virtue of its prior Schedule 13D filings, had engaged in discussions with VP's general partner regarding the Issuer's Board of Directors, had treated VP as if it were the record holder of the shares beneficially owned by VP and never questioned VP's ownership or ability to exercise its rights as a holder of the Exchangeable Preferred Stock, on January 23, 1997, Mr. Brownley transmitted to EMTH a letter stating that the Issuer "finds that Value Partners does not appear to be a shareholder of Telos Corporation's public preferred stock. Therefore, Telos does not have the obligation nor, indeed, the right, to respond to any of Value Partners' demands, requests or deadlines."


      On February 3, 1997, EMTH, on behalf of VP, delivered by registered mail to the Issuer two letters. The first letter, a demand by Cede & Co. ("Cede") (the official "record" holder of the shares of Exchangeable Preferred Stock beneficially owned by VP), confirmed and renewed VP's prior demands in its December 23 letter and demanded that: (i) the Issuer call and hold a special meeting of the holders of the Exchangeable Preferred Stock on March 31, 1997, or, if not called by the Issuer, Cede designated itself to call such a meeting and called the special meeting to be held on April 4, 1997 at 2:00 p.m. at the offices of EMTH; (ii) VP's nominees be put on the ballot for election as Class D directors; and (iii) the Issuer provide to Cede a stockholder list pursuant to the Maryland General Corporation Law and the amended and restated articles of incorporation of the Issuer. The second letter, from VP, made a demand pursuant to Rule 14a-7 promulgated under Securities Exchange Act of 1934 for a list of the

---------------------------                            -------------------------
CUSIP No. 87969B 20 0                                   Page 6 of 8 Pages
---------------------------                            -------------------------


holders of the Exchangeable Preferred Stock A copy of that correspondence (without exhibits) is attached hereto as Exhibit A.

      The Issuer has not, as of the date hereof, responded directly to the requests by Cede or VP.

      However, on February 26, 1997, the Issuer filed suit against Cede in the Circuit Court for Loudoun County, Virginia, Chancery No. 17531, seeking a declaratory judgment as to: (i) whether the Issuer is required to enlarge its Board of Directors by two directorships; (ii) whether the holders of the Exchangeable Preferred Stock are entitled to elect two Class D directors; and
(iii) whether the Issuer is obligated to call a special meeting, or alternatively, whether Cede is entitled to call such a meeting. A copy of the Issuer's Bill of Complaint against Code is attached hereto as Exhibit B.

      On March 28, 1997, Cede removed the action commenced by the Issuer to the United States District Court for the Eastern District of Virginia, Alexandria Division. A copy of the Notice of Removal is attached hereto as Exhibit C. That same day, Cede filed its Answer and Counterclaims (the "Answer") in that litigation. A copy of the Answer is attached hereto as Exhibit D. The counterclaims of Cede demand, among other things, that the Court: (i) direct the Issuer to provide Cede with a stockholder list; (ii) declare that (A) the Issuer's Board of Directors has been increased by two Class D directors, and (B) the holders of the Exchangeable Preferred Stock have the exclusive right under the Issuer's amended and restated articles of incorporation to elect two Class D directors to fill such directorships either (X) at a special meeting (and Cede is entitled to call that meeting), or (Y) at the Issuer's annual meeting, if the special meeting would be held during the period within 90 days immediately preceding the date fixed for the Issuer's annual meeting of stockholders; and
(iii) enjoin the Issuer from interfering with the election of the two Class D directors by the holders of the Exchangeable Preferred Stock either at a special meeting or at the Issuer's annual meeting. VP has agreed to indemnify Cede for the costs of this litigation. VP's litigation counsel is representing Cede in this action.

      VP currently intends to do one or more of the following: (i) vote its share of the Exchangeable Preferred Stock in favor of one or more of its (or other) nominees for the Class D director positions; (ii) enter into discussions with the Issuer with respect to its rights as a holder of the Exchangeable Preferred Stock; (iii) take such other action, in its sole discretion, to facilitate the above, including contacting other holders of the Exchangeable Preferred Stock and, possibly, the solicitation of proxies in favor of VP's or another person's nominees; (iv) seek judicial enforcement of its legal rights as a stockholder of the Issuer, if necessary, in VP's discretion; (v) exercise any or all rights available to holders of the Exchangeable Preferred Stock; or
(vi) take any other action it may deem to be appropriate and in its interest as a above.

---------------------------                            -------------------------
CUSIP No. 87969B 20 0                                   Page 7 of 8 Pages
---------------------------                            -------------------------


      In the future, VP or FEP may determine to purchase additional shares of the Issuer's Exchangeable Preferred Stock (or other securities of the Issuer), or VP or FEP may determine to sell shares of the Exchangeable Preferred Stock. Any such determination will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments.

      While VP and FEP intend to exercise their rights as stockholders, except as set forth above, none of VP, FEP or Messrs. Fisher and Ewing currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the issuer: (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above."

      Item 7. Material to be Filed as Exhibits

            Exhibit A - Letter from EMTH to Issuer dated February 3, 1997.

            Exhibit B - Bill of Complaint for Declaratory Judgment.

            Exhibit C - Notice of Removal.

            Exhibit D - Answer and Counterclaims.

---------------------------                            -------------------------
CUSIP No. 87969B 20 0                                   Page 8 of 8 Pages
---------------------------                            -------------------------


                                   SIGNATURES

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 5 to the Schedule 13D is true, complete and correct.

Value Partners, Ltd.


By:   Fisher Ewing Partners,
      its General Partner


      /s/ Timothy G. Ewing
      -----------------------------
      Timothy G. Ewing, Partner


Date: March 31,1997


Fisher Ewing Partners


By:   /s/ Timothy G. Ewing
      -----------------------------
      Timothy G. Ewing, Partner

Date: March 31, 1997

                                                                       EXHIBIT A

                                February 3, 1997

                        VIA FACSIMILE & REGISTERED MAIL
                            RETURN RECEIPT REQUESTED


Secretary
Telos Corporation
19886 Ashburn Road
Ashburn, VA  20147

     RE:  Special Meeting of Holders of 12% Cumulative
          Exchangeable Redeemable Preferred Stock

Dear Sir or Madam:

     On behalf of our client, Value Partners, Ltd. ("VP"), we are providing to you the following demands and instruments:

     1. Demand by Cede & Co. confirming and renewing the demand by VP to: inspect and copy the list of holders of the 12% Cumulative Exchangeable Redeemable Preferred Stock ("Exchangeable Peferred Stock"), call the special meeting of holders of the Exchangeable Preferred Stock on the date set forth therein, and nominate the two individuals previously nominated by VP. If the special meeting is not called by Telos Corporation (the "Company") within 30 days of the date of the letter from Cede & Co., Cede & Co. has called the special meeting to be held on April 4, 1997; and

     2. Demand by VP for a list of holders of the Exchangeable Preferred Stock pursuant to Rule 14a-7 promulgated under the Securities Exchange Act of 1934, as amended, with evidence of beneficial ownership attached thereto and the required related affidavit. Please note that under the Rule, the Company has five (5) business days to respond.

     Please be advised that VP believes that the Company has acted in bad faith with respect to its prior requests and intends to vigorously enforce its rights as a holder of the Exchangeable Preferred Stock, including reimbursement of any legal fees and expenses incurred in such enforcement action.

     If you wish to discuss how the Company will cooperate with this major stockholder, please contact the undersigned.

                                      Very truly yours,

                                      /s/ Timothy B. Matz
                                      -------------------------
                                      Timothy B. Matz

Enclosures
cc:  Timothy G. Ewing

                                   Cede & Co.
                        c/o The Depository Trust Company
                                7 Hanover Square
                            New York, New York 10004



                                January 31, 1997

                    CERTIFIED MAIL, RETURN RECEIPT REQUESTED



Telos Corporation
19886 Ashburn Road
Ashburn, VA  20147
Attn:  Secretary


Gentlemen:

        Cede & Co., the nominee of the Depository Trust Company ("DTC"), is a holder of record of shares of the 12% Cumulative Exchangeable Redeemable Preferred Stock (the "Exchangeable Preferred Stock") of Telos Corporation (the "Company"). DTC is informed by its Participant, Bear Stearns Securities Corp. ("Participant"), that as of May 13, 1996 673,317 shares, and as of the date hereof, 714,317 shares of the Exchangeable Preferred Stock (the "Shares") were and are credited to Participant's DTC account, beneficially owned throughout by Value Partners, Ltd. ("VP"), a customer of Participant.

        At the request of Participant, on behalf of VP, Cede & Co, as the holder of the record of the Shares, hereby demands, confirming and renewing the request of VP, that the Company comply with the request VP made on the Company by letter dated December 23, 1996, a copy of which is attached hereto as Exhibit A (the "Letter") to, among other things:

        1. on behalf of VP, inspect the following records and documents of the Company and to make copies or extracts therefrom:

        a. A complete record or list of the Company's holders of the Exchangeable Preferred Stock, certified by its transfer agent(s) and/or registrar(s), showing the name and address of each such stockholder and the number of shares registered in the name of each such stockholder, including a breakdown of any holdings in the names of Cede & Co., Kray & Co., Pacific & Co., Philadep, DLJ and other similar nominees, as of January 1, 1997 or such later date as may be available from the transfer agent and/or registrar;

Telos Corporation
January 31, 1997
Page 2

        b. The Company's stock ledger and list of stockholders and related books and records containing the name and address of each holder of the Exchangeable Preferred Stock and the number of the Shares held by each stockholder as of January 1, 1997 and/or such later date as may be available;

        c. A magnetic computer tape list of the holders of shares of the Exchangeable Preferred Stock ("Shares") as of January 1, 1997 and/or such later date as may be available, showing the names, addresses, account numbers and number of the Shares held by such holders, together with such computer processing data as is necessary to make use of such magnetic computer tape, and a printout of such magnetic computer tape for verification purposes;

        d. All daily transfer sheets showing changes in the names, addresses, account numbers and number of the Shares of the holders thereof which are in or come into the possession or control of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, clearing agencies or voting trustees, or their nominees, from January 1, 1997 to the date of the special meeting;

        e. All information in or which comes into the possession or control of the Company or its transfer agent, or which can reasonably be obtained from nominees of any control certificate depository system, concerning the identity and holdings of brokerage and financial institutions holding Shares through depositories or nominees, such as Cede & Co., Pacific & Co., Kray & Co., Philadep, DLJ and any other or similar nominees, as of January 1, 1997 and/or such later date as may be available;

        f. All omnibus proxies received by the Company or its transfer agent from any control certificate depository system or nominee and all corresponding participant listings and any respondent bank omnibus proxies and corresponding participant listings, as of January 1, 1997 and/or such later date as may be available;

        g. A list or lists containing the name, address and number of the Shares attributable to any participant in any Company employee stock ownership or comparable plan or to any trustee of any profit-sharing or similar plan in which the decision how to vote at the Special Meeting (defined below) is made, directly or indirectly, individually or collectively, by the participants or trustee of the respective plans, as of January 1, 1997 and/or such later date as may be available;

Telos Corporation
January 31, 1997
Page 3

        h. All information in or which comes into the Company's possession or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting and acquiescing beneficial owners of Shares in the format of a printout in descending order balance, as of January 1, 1997 and/or such later date as may be available; and

        i. A stop list or stop list(s) relating to any Shares as of January 1, 1997, and/or such later date as may be available.

        2. on behalf of VP, call the special meeting (the "Special Meeting") as requested in the Letter. The new date for the Special Meeting shall be March 31, 1997. If the Company fails to call the Special Meeting, then Cede & Co. designates Cede & Co. as the holder to call such Special Meeting at the Company's expense and hereby calls the Special Meeting upon the following terms:
(i) the Special Meeting of holders of the Exchangeable Preferred Stock shall be held on Friday, April 4, 1997 at 2:00 p.m. at the law offices of Elias, Matz, Tiernan & Herrick L.L.P., located at 734 15th Street, N.W., 12th Floor, Washington, D.C. 20005; (ii) the Company shall provide 30 days written notice of the Special Meeting to all holders of the Exchangeable Preferred Stock; and
(iii) voting shall by proxy or ballot and not by voice vote.

        3. on behalf of VP, Cede & Co. hereby nominates for election as Class D directors the two individuals set forth in the Letter in connection with the Special Meeting.

        Cede & Co. has been advised by Participant that VP will bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded, except to the extent that the issuer is responsible therefor as required by the Company's Amended and Restated Articles of Incorporation, Bylaws and the law of the State of Maryland.

        Cede & Co. has been advised by Participant that the purpose of this demand to inspect and copy the list of holders of the Exchangeable Preferred Stock is to enable VP to communicate with the holders of the Company's Exchangeable Preferred Stock with respect to matters relating to their mutual interest as stockholders, including communicating with such stockholders for the solicitation from such stockholders of proxies for the election of a slate of nominees supported by VP for the two members of the Company's Board of Directors to be elected by such stockholders.

        Cede & Co. hereby designates and authorizes Timothy B. Matz, Esq. of Elias, Matz, Tiernan & Herrick L.L.P. and any other persons designated by him, to conduct the inspection and copying herein requested. It is requested that the information identified above be made available to the designated parties on or prior to Tuesday, February 25, 1997.

Telos Corporation
January 31, 1997
Page 4


        Please immediately advise Mr. Matz at Elias, Matz, Tiernan & Herrick L.L.P., 734 15th Street, N.W., 12th Floor, Washington, D.C. 20005, (202) 347-0300, as to when and where the items demanded above will be available.

        While Cede & Co. is furnishing this demand as the stockholder of record of the Shares, it does so at the request of Participant and only as a nominal party for the true party in interest, VP. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that VP is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

        Future correspondence should be directed to Mr. Matz at the address set forth above.

                                        Very truly yours,

                                        Cede & Co.

                                        By: /s/ John L. Scheuermann
                                            John L. Scheuermann

STATE OF NEW YORK                            )
                                      )SS.
COUNTY OF NEW YORK                   )



        John Scheuermann, having been first duly sworn according to law, deposes and says that he is a partner of Cede & Co., that he is authorized to execute the foregoing demand for a stocklist and corporate books and records and to make the other demand designations, authorizations and representations contained therein, and that the facts and statements contained in the foregoing demand for a stocklist and corporate books and records and for a special meeting are true and correct.


                                           Cede & Co.


                                           By:    /s/ John L. Scheuermann
                                           Name:  John L. Scheuermann, partner
                                           Title: Partner


SWORN TO AND SUBSCRIBED before me
this 31 day of January, 1997


        /s/ Christopher M. Green
------------------------------------
            Notary Public

                              VALUE PARTNERS, LTD.
                                 Suite 4660 West
                                2200 Ross Avenue
                               Dallas, Texas 75201
                                (p) 214-999-1900
                                (f) 214-999-1901


                                February 3, 1997

                    CERTIFIED MAIL, RETURN RECEIPT REQUESTED



Telos Corporation
19886 Ashburn Road
Ashburn, VA  20147
Attn:  Corporate Secretary


Gentlemen:

        In connection with the upcoming special meeting of holders ("Special Meeting") of the 12% Cumulative Exchangeable Redeemable Preferred Stock ("Exchangeable Preferred Stock") of Telos Corporation (the "Company") that has been called for by Value Partners, Ltd. ("VP") (and by its nominee Cede & Co.), VP hereby requests that, pursuant to Rule 14a-7, promulgated under the Securities Exchange Act of 1934, as amended, the Company provide to it, or its designated agent or attorney, the stockholder listings and other materials required to be delivered to VP pursuant to Rule 14a-7(a).

        Without limiting the foregoing, VP specifically requests the following:

        1. The Company's stock ledger and list of stockholders and related books and records containing the name and address of each stockholder and the number of shares of Exchangeable Preferred Stock held by each stockholder as of January 1, 1997 and/or such later date as may be available;

        2. A magnetic computer tape list of the holders of Exchangeable Preferred Stock as of January 1, 1997 and/or such later date as may be available, showing the names, addresses, account numbers and number of shares of Exchangeable Preferred Stock held by such holders, together with such computer processing data as is necessary to make use of such magnetic computer tape, and a printout of such magnetic computer tape for verification purposes;

        3. All daily transfer sheets showing changes in the names, addresses, account numbers and number of shares of Exchangeable Preferred Stock of the holders thereof

Telos Corporation
February 3, 1997
Page 2

which are in or come into the possession or control of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees, or their nominees, from January 1, 1997 to the date of the Special Meeting;

        4. All information in or which comes into the possession or control of the Company or its transfer agent, or which can reasonably be obtained from nominees of any central certificate depositary system, concerning the identity and holdings of brokerage and financial institutions holding the Exchangeable Preferred Stock through depositaries or nominees, such as Cede & Co., Pacific & Co., Kray & Co., Philadep, DLJ and any other or similar nominees;

        5. All omnibus proxies received by the Company or its transfer agent from any central certificate depository system or nominee and all corresponding participant listings and any respondent bank omnibus proxies and corresponding participant listings as of January 1, 1997 and/or such later date as may be available;

        6. A list or lists containing the name, address and number of shares of Exchangeable Preferred Stock attributable to any participant in any Company employee stock ownership or comparable plan or to any trustee of any profit-sharing or similar plan in which the decision how to vote at the Special Meeting is made, directly or indirectly, individually or collectively, by the participants or trustee of the respective plans as of January 1, 1997 and/or such later date as may be available;

        7. All information in or which comes into the Company's possession or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting and acquiescing beneficial owners of Exchangeable Preferred Stock in the format of a printout in descending order balance as of January 1, 1997 and/or such later date as may be available; and

        8. A stop list or stop lists relating to any Exchangeable Preferred Stock as of January 1, 1997 and/or such later date as may be available.

        For purposes of the foregoing requests, VP has attached hereto as evidence of its beneficial ownership of 714,317 shares of Exchangeable Preferred Stock of the Company, a copy of Amendment No. 4 to its Schedule 13D, filed with the Securities and Exchange Commission on December 24, 1996, a copy of which was received by the Company on December 31, 1996. Pursuant to Rule 14a-7(c) VP has also enclosed the requisite affidavit.

        VP hereby designates and authorizes as its agent and attorney-in-fact, Elias, Matz, Tiernan & Herrick L.L.P., 734 15th Street, N.W., 12th Floor, Washington, D.C. 20005, their respective partners and associates, and any other persons designated by them, acting singly or in any combination, to conduct the examination, extracting or copying herein requested.

Telos Corporation
February 3, 1997
Page 3
        Please acknowledge receipt of this letter by signing and dating the enclosed copy of this letter and returning it to us at the address listed above.


                                              Very truly yours,

                                              VALUE PARTNERS, LTD.

                                              By:     Fisher Ewing Partners

                                              /s/ Timothy G. Ewing
                                              -------------------------
                                              Timothy G. Ewing
                                              General Partner

Enclosures
cc:  Timothy B. Matz, Esq.


RECEIVED:

By:____________________________
Name:__________________________
Title:_________________________
Date:______________ __, 1997

                                                                       EXHIBIT B

VIRGINIA:

      IN THE CIRCUIT COURT FOR LOUDOUN COUNTY

-----------------------------------------------
TELOS CORPORATION                              )
      19886 Ashburn Road                       )
      Ashburn, VA 20147                        )
                                               )
           Plaintiff,                          )
v.                                             )      Chancery No.  _______
                                               )
CEDE & CO.                                     )
      Serve:                                   )
SECRETARY OF THE COMMONWEALTH                  )
                                               )
        Defendant.                             )
                                               )
-----------------------------------------------

                   Bill OF COMPLAINT FOR DECLARATORY JUDGMENT
                   ------------------------------------------

      The Plaintiff Telos Corporation ("Telos"), by counsel, as its bill of complaint for a declaratory judgment pursuant to Section 8.01-184 of the Code of Virginia, as amended, states as follows:

      1. Telos is a corporation organized and existing under the laws of the state of Maryland, with its principal place of business located at 19886 Ashburn Road, Ashburn, Virginia 20147.

      2. The Defendant Cede & Co. ("Cede") is, upon information and belief, a New York partnership organized by the Depository Trust Corporation, a New York Corporation, with its principal place of business located in New York, New York.

      3. Cede is a holder of record of shares of stock in Telos known as the 12% Cumulative Exchangeable Redeemable Preferred Stock ("Public Preferred").

      4. Upon information and belief, both Cede and Depository Trust Company transact business in Virginia. In addition, Cede has made demand upon Telos in Virginia to inspect the stock ledger and other business records of Telos in Virginia, and it has made demand upon Telos in Virginia to call a special meeting of the holders of the Public Preferred.

      5. The Charter of Telos, a copy of which is attached as Exhibit 1, ("Charter") gives the Board of Directors of Telos (the "Board") the discretion to declare and pay dividends on the Public Preferred stock at the annual rate of 12% per share under certain limited circumstances. For example, such dividends are only payable when funds are legally available.

      6. The Charter prohibits the Board from declaring, paying or setting apart for payment cash dividends to the holders of the Public Preferred in a number of instances, such as: when the terms of any loan agreement prohibit such payment, when the payment would result in a breach or default of any loan, or when dividends on any Senior Securities have not been paid in full. (Article FIFTH
(C)(2)(c) and (d)).

      7. In addition to the restrictions on the Board's discretion to declare and pay dividends to holders of the Public Preferred contained in the Charter, Maryland law prohibits the payment of dividends if, after giving effect to the dividend, a corporation would not be able to pay its indebtedness as it comes due in the usual course of business, or if the corporation's total assets would be less than its total liabilities plus the amount needed to satisfy the preferential rights of stockholders with superior rights if the corporation were to be dissolved at the time of the dividend.

      8. To date, due to the restrictions in the Charter and Maryland Law, the Board has not been able to exercise its discretion either to declare or pay dividends on the Public Preferred.

      9. The holders of record of the Public Preferred are not entitled to voting rights except in the limited instance when the Board has the authority to exercise its discretion not to pay dividends that are payable for three consecutive full semi-annual periods. If payable dividends remain unpaid for three consecutive full semi-annual periods, the number of directors constituting the Board is increased by up to two directors and the holders of the Public Preferred, voting separately as a class, have the right to elect directors to fill the newly created positions ("Class D Directors").

      10. Dividends on the Public Preferred stock have not been payable since 1992, because among other things:

            (1) the Charter prohibits payment of such dividends because payment would violate the terms of loan agreements and/or would constitute an event of default of various loans;

            (2) the Charter prohibits the payment of such dividends because accrued dividends on Senior Securities have not been paid;

            (3) Maryland Law prohibits the payment of such dividends because Telos would be unable to pay its indebtedness as it comes due in the usual course of business if it were to pay dividends to the holders of the Public Preferred and all senior securities; and,

            (4) Maryland Law prohibits the payment of such dividends because the assets of Telos would be less than its total liabilities plus the amount needed to satisfy the preferential rights of the holders of senior securities if Telos were disso1ved.

      11. Even though dividends have not been payable since 1992, by letter dated January 31, 1997 directed to the Secretary of Telos, a copy of which is attached as Exbibit 2, Cede demanded that Telos enlarge the Board by two directorships, call a special meeting to be held on March 31, 1997, allow the holders of the Public Preferred to elect two Class D Directors, and provide access to the stock ledger and list of the holders of the Public Preferred for the purpose of calling a special meeting and electing two Class D Directors. Cede also stated that if Telos failed to call such a special meeting, it was calling a special meeting to be held on April 4, 1997. Additionally, Cede nominated two individuals for election as Class D Directors.

      12. Finally, the Charter provides that no special meeting shall he called within 90 days preceding the date fixed for the next annual meeting. The Amended and Restated Bylaws provide that the annual meeting shall be held during the month of May. The annual meeting will be held at the offices of Telos or at another location in Loudoun County.

      13. An actual justiciable controversy exists between Telos and Cede.

            (1) whether Telos is required to enlarge the Board by up to two directorships;

            (2) whether the holders of the Public Preferred are entitled to elect two Class D Directors; and,

            (3) whether Telos is obligated to call a special meeting or alternatively whether Cede is entitled to call such a meeting.

      WHEREFORE, Telos requests that this Court enter a judgment declaring (1) that Telos is not required to enlarge the Board to allow for the election of two Class D directors; (2) that the holders of the Public Preferred stock are not entitled to any voting rights; (3) that Telos is not required to call a special meeting; (4) that Cede is not entitled to call such a special meeting; and (5) for such other relief as the Court may deem just.

                                TELOS CORPORATION


                                By Counsel


McGuire, Woods, Battle & Boothe LLP
8280 Greensboro Drive
Suite 900, Tysons Corner
McLean, Virginia 22102-3892
(703) 712-5000

By: /s/ Stephen M. Colangelo
    ----------------------------------
    Stephen M. Colangelo (VSB # 15742)
    Amy Miles Kowlaski (VSB # 38688)

Attorney for Defendant
Telos Corporation

                                                                       EXHIBIT C

                   IN THE UNITED STATES DISTRICT COURT FOR THE
                          EASTERN DISTRICT OF VIRGINIA
                               ALEXANDRIA DIVISION

----------------------------------------
TELOS CORPORATION,                      )
                                        )        Civil Action No.:  __________
           Plaintiff,                   )
                                        )
    - against -                         )        (In Chancery No. 17531
                                        )         Cir. Ct. Loudoun County)
CEDE & CO.,                             )
                                        )
           Defendant.                   )
----------------------------------------

                                NOTICE OF REMOVAL

            Pursuant to 28 U.S.C. ss.ss. 1441, et seq., Cede & Co. ("Cede"), defendant in the action entitled Telos Corporation v. Cede & Co., Chancery No. 17531, by its attorneys, hereby removes that action from the Circuit Court for Loudoun County, State of Virginia to the United States District Court for the Eastern District of Virginia, Alexandria Division, and states in support of its notice as follows:

            1. On February 26, 1997, Telos Corporation ("Telos") commenced its action against Cede by filing a Bill of Complaint for Declaratory Judgment ("Bill of Complaint") in the Circuit Court for Loudoun County, State of Virginia. The Bill of Complaint was served on Cede on March 10, 1997.

            2. Telos is, and at all relevant times was, a corporation organized and existing under the laws of the State of Maryland with its principal place of business in the State of Virginia.

            3. Cede is, and at all relevant times was, a general partnership organized and existing under the laws of the State of New York with its principal place of business located in New York. The general partners of Cede are, and at all relevant times were, citizens and residents of the States of New York and New Jersey.

            4. Cede is the record owner of 714,317 shares of the Exchangeable Preferred Stock that are beneficially owned by Value Partners, Ltd., which shares were purchased for a total cost of $2,996,189.

            5. In its action, Telos seeks a declaratory judgment concerning whether, by Telos' failure to declare and pay dividends to holders of Telos' 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share (the "Exchangeable Preferred Stock") for ten consecutive full semi-annual periods, (i) Telos was required to increase its Board of Directors by two Class D directors, (ii) holders of the Exchangeable Preferred Stock are entitled to elect the two Class D directors, and (iii) Telos is obligated to call a special meeting of holders of the Exchangeable Preferred Stock to elect the two Class D directors, or, in the alternative, whether Cede is entitled to call such a meeting. Resolution of this dispute regarding said issues will substantially affect the property rights in its holdings of the Exchangeable Preferred Stock for which Cede is the record owner.

            6. This is an action between citizens of different States. The amount in controversy exceeds the sum of $50,000.00, exclusive of interest and costs.

            7. Pursuant to 28 U.S.C. ss. 1332, this Court has original jurisdiction over Telos' action.

            8. Pursuant to 28 U.S.C. ss.ss. 1441(a) and (b), Cede has the right to remove Telos' action from the Virginia Circuit Court for Loudoun County to the United States District Court for the Eastern District of Virginia, Alexandria Division, because this Court is the judicial district and division embracing Loudoun County, Virginia, the place in which Telos' action is pending.

            9. Pursuant to 28 U.S.C. ss. 1446, this notice is filed within 30 days from the date that Cede received notice of Telos' action and a copy of the Bill of Complaint.

            10. Pursuant to 28 U.S.C. ss. 1446(a), Cede attaches hereto copies of the following process and pleadings served upon it in this action:

                  a) Bill of Complaint for Declaratory Judgment, filed February 26, 1997 (Exhibit A hereto);

                  b) Subpoena in Chancery to Cede & Co., dated February 26, 1997 (Exhibit B hereto);

                  c) Affidavit for Service of Process on the Secretary of the Commonwealth, sworn to February 26, 1997, filed March 4, 1997 (Exhibit C hereto); and

                  d) Notice of Service of Process from the Secretary of the Commonwealth, Commonwealth of Virginia, to Cede (Exhibit D hereto).

            11. No further proceedings have been had or pleadings filed herein.

Dated:  Washington, DC
        March 28, 1997

                                         CEDE & CO.
                                         By Counsel

                                         /s/ John Thorpe Richards, Jr.
                                         ----------------------------------
                                         John Thorpe Richards, Jr.
                                         (Va. Bar No. 27495)
                                         TROUT & RICHARDS, P.L.L.C.
                                         1742 N Street, N.W.
                                         Washington, DC  20036
                                         (202) 463-1920

                                         H. Peter Haveles, Jr.
                                         CADWALADER, WICKERSHAM & TAFT
                                         100 Maiden Lane
                                         New York, New York  10038
                                         (212) 504-6000

                             Certificate of Service

      I hereby certify that on this 28th day of March, 1997 a true and correct copy of the foregoing was served by first-class mail, postage prepaid, addressed as follows:

                  Stephen M. Colangelo
                  Amy Miles Kowlaski
                  McGUIRE, WOODS, BATTLE & BOOTH, L.L.P.
                  8280 Grennsboro Drive
                  Suite 900, Tysons Corner
                  McLean, Virginia  22102-3892


                                       /s/ John Thorpe Richards, Jr.
                                       ------------------------------------
                                       John Thorpe Richards, Jr.

                   IN THE UNITED STATES DISTRICT COURT FOR THE
                          EASTERN DISTRICT OF VIRGINIA
                               ALEXANDRIA DIVISION

----------------------------------------
                                       )
TELOS CORPORATION,                     )
                                       )       Civil Action No.:  ________
              Plaintiff,               )
                                       )       (In Chancery No. 17531
    - against -                        )        Cir. Ct. Loudoun County)
                                       )
CEDE & CO.,                            )
                                       )
              Defendant.               )
----------------------------------------

                      NOTICE OF FILING OF NOTICE OF REMOVAL

            PLEASE TAKE NOTICE THAT on March 28, 1997, defendant Cede & Co. ("Cede") filed its Notice of Removal with the United States District Court for the Eastern District of Virginia, Alexandria Division, removing the action entitled Telos Corporation v. Cede & Co., Chancery No. 17531 (Circuit Court for Loudoun County, State of Virginia) from the Circuit Court for Loudoun County, State of Virginia to the United States District Court for the Eastern District of Virginia, Alexandria Division. A copy of Cede's Notice of Removal is attached hereto.

Dated:  Washington, DC
        March 28, 1997

                                         CEDE & CO.
                                         By Counsel

                                         /s/ John Thorpe Richards, Jr.
                                         -------------------------------
                                         John Thorpe Richards, Jr.
                                         (Va. Bar No. 27495)
                                         TROUT & RICHARDS, P.L.L.C.
                                         1742 N Street, N.W.
                                         Washington, DC  20036
                                         (202) 463-1920

                                         H. Peter Haveles, Jr.
                                         CADWALADER, WICKERSHAM & TAFT
                                         100 Maiden Lane
                                         New York, New York  10038
                                         (212) 504-6000

                             Certificate of Service

      I hereby certify that on this 28th day of March, 1997 a true and correct copy of the foregoing was served by first-class mail, postage prepaid, addressed as follows:

                  Stephen M. Colangelo
                  Amy Miles Kowlaski
                  McGUIRE, WOODS, BATTLE & BOOTH, L.L.P.
                  8280 Grennsboro Drive
                  Suite 900, Tysons Corner
                  McLean, Virginia  22102-3892


                                       /s/ John Thorpe Richards, Jr.
                                       ---------------------------------
                                       John Thorpe Richards, Jr.

                                                                       EXHIBIT D

                   IN THE UNITED STATES DISTRICT COURT FOR THE
                          EASTERN DISTRICT OF VIRGINIA
                               ALEXANDRIA DIVISION

----------------------------------------
                                       )
TELOS CORPORATION,                     )
                                       )         Civil Action No.:  _________
               Plaintiff,              )
                                       )         (In Chancery No. 17531
  v.-                                  )          Cir. Ct. Loudoun County)
                                       )
CEDE & CO.,                            )
                                       )
               Defendant.              )
----------------------------------------

                            ANSWER AND COUNTERCLAIMS

            Defendant Cede & Co. ("Cede"), by its attorneys, for its Answer and Counterclaims to the Bill of Complaint for Declaratory Judgment ("Bill of Complaint") of plaintiff Telos Corporation ("Telos"), alleges as follows:

            1. Cede admits the allegations set forth in paragraph 1 of the Bill of Complaint.

            2. Cede denies the allegations set forth in paragraph 2 of the Bill of Complaint, except admits that it is a general partnership organized and existing under the laws of the State of New York and that its principal place of business is located in New York.

            3. Cede admits the allegations set forth in paragraph 3 of the Bill of Complaint.

            4. Cede denies the allegations set forth in paragraph 4 of the Bill of Complaint, except admits that it sent a letter dated January 31, 1997 to Telos, a copy of which is attached as Exhibit 2 to the Bill of Complaint, demanding the inspection of certain documents and records of Telos concerning the names of the holders of Telos' 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share (the "Exchangeable Preferred Stock") and the calling of a special meeting of holders of the Exchangeable Preferred Stock, and respectfully refers the Court to that letter for its contents.

            5. Cede denies the allegations set forth in paragraph 5 of the Bill of Complaint, and respectfully refers the Court to the relevant provisions of Telos' Certificate of Amendment and Restatement (the "Charter"), a copy of which is attached as Exhibit 1 to the Bill of Complaint, for the terms thereof.

            6. Cede denies the allegations set forth in paragraph 6 of the Bill of Complaint, and respectfully refers the Court to the relevant provisions of Telos' Charter, a copy of which is attached as Exhibit 1 to the Bill of Complaint, for the terms thereof.

            7. Cede denies the allegations set forth in paragraph 7 of the Bill of Complaint, and respectfully refers the Court to the relevant provisions of the Corporations and Associations Article of the Annotated Code of Maryland the terms thereof.

            8. Cede denies the allegations set forth in paragraph 8 of the Bill of Complaint, except admits that Telos' Board of Directors has not declared or paid dividends to holders of Telos' Exchangeable Preferred Stock since December 1, 1991.

            9. Cede denies the allegations set forth in paragraph 9 of the Bill of Complaint, and respectfully refers the Court to the relevant provisions of Telos' Charter, a copy of which is attached as Exhibit 1 to the Bill of Complaint, for the terms thereof.

            10. Cede denies the allegations set forth in paragraph 10 of the Bill of Complaint.

            11. Cede denies the allegations set forth in paragraph 11 of the Bill of Complaint, except admits that it sent a letter dated January 31, 1997 to Telos, a copy of which is attached as Exhibit 2 to the Bill of Complaint, demanding the inspection of certain documents and records of Telos concerning the names of the holders of Telos' Exchangeable Preferred Stock and the calling of a special meeting of holders of the Exchangeable Preferred Stock and nominating two individuals for election as Class D directors, and respectfully refers the Court to that letter for its contents.

            12. Cede denies the allegations set forth paragraph 12 of the Bill of Complaint, and respectfully refers the Court to the relevant provisions of Telos' Charter, a copy of which is attached as Exhibit 1 to the Bill of Complaint, for the terms thereof, except admits that Telos' Amended and Restated Bylaws provides that Telos' annual meeting shall be held during the month of May of each year, and denies knowledge or information sufficient to form a belief as to the truth of the inference that Telos' annual meeting will be held in May 1997 and the allegation that Telos' annual meeting will be held at the offices of Telos or at another location in Loudoun County.

            13. Cede admits the allegations set forth in paragraph 13 of the Bill of Complaint.

                                  COUNTERCLAIMS

                                     PARTIES

            1. Defendant and counterclaim-plaintiff Cede is a general partnership organized and existing under the laws of the State of New York. Cede's general partners are citizens and residents of the States of New York and New Jersey. Cede is the record owner of

714,317 shares, or approximately 19.87%, of the outstanding shares of Telos' 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share (the "Exchangeable Preferred Stock") that are beneficially owned by Value Partners, Ltd. ("Value Partners").

            2. Value Partners is a limited partnership organized and existing under the laws of the State of Texas, with its principal place of business in Dallas, Texas. Value Partners beneficially owns 714,317 shares, or approximately 19.87%, of the outstanding shares of Telos' Exchangeable Preferred Stock. Cede is the record owner of the shares of Exchangeable Preferred Stock beneficially owned by Value Partners.

            3. Plaintiff and counterclaim-defendant Telos is a corporation organized and existing under the laws of the State of Maryland, with its principal place of business in Ashburn, Virginia. As of September 30, 1996, Telos had 3,595,586 shares of its 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share issued and outstanding. The Exchangeable Preferred Stock is Telos' only class of capital stock that is owned by the public.

            4. Cede brings these counterclaims on behalf of Value Partners against Telos for violations of Maryland corporate law and breach of Telos' Articles of Amendment and Restatement (the "Charter") in connection with its intentional refusal to permit holders of the Exchangeable Preferred Stock, including Cede, to call a special meeting to elect two Class D directors to Telos' Board of Directors.

            5. The right to elect two Class D directors to Telos' Board of Directors is the sole voting right Telos' Charter provides to holders of the Exchangeable Preferred Stock and is typical of the limited voting right afforded to preferred stockholders to protect their interests when management either intentionally, through mismanagement or otherwise, fails to pay dividends on such securities. The relevant provisions in Telos' Charter provide the holders of the Exchangeable Preferred Stock with two representatives to Telos' Board of Directors when dividends payable on shares of the Exchangeable Preferred Stock are in arrears and unpaid for three consecutive full semi-annual periods. However, by refusing to permit holders of the Exchangeable Preferred Stock to call a special meeting to elect two Class D directors, Telos and its management are once again trying to oppress the holders of the Exchangeable Preferred Stock for their own obvious and self-interested purposes, similar to their attempt to "squeeze out" the holders of the Exchangeable Preferred Stock in 1994 at 20% of the liquidation value of that stock.

            6. Telos has: (i) wrongfully and in bad faith refused to provide Cede with a list of the holders of the Exchangeable Preferred Stock, in violation of Maryland General Corporation Law ss. 2-513 and Article Fifth of Telos' Charter; (ii) wrongfully and in bad faith refused to add to Telos' Board of Directors two Class D directors, which are to be elected exclusively by holders of the Exchangeable Preferred Stock, as Article Fifth of Telos' Charter mandates; and (iii) wrongfully and in bad faith interfered with Cede's right to call and hold a special meeting of holders of the Exchangeable Preferred Stock to elect two Class D directors.

            7. Cede seeks the following relief: (i) an order compelling Telos to comply with Maryland General Corporation Law ss. 2-513, by providing Cede with a list of the names and addresses of the record holders and non-objecting beneficial owners of shares of the Exchangeable Preferred Stock, as well as the number of shares owned by each such shareholder; (ii) an order compelling Telos to comply with Article Fifth of its Charter, by providing Cede with a list of the names and addresses of the record holders and non-objecting beneficial owners of shares of the Exchangeable Preferred Stock, as well as the number of shares owned by each such shareholder;
(iii) declaratory judgment that Telos must add to its Board of Directors two Class D directors, which are to be elected exclusively by the holders of the Exchangeable Preferred Stock either at a special meeting called by Cede or at Telos' annual meeting; and (iv) an order enjoining Telos from interfering with the election of two Class D directors by holders of the Exchangeable Preferred Stock either at (A) a special meeting or (B) Telos' annual meeting in May, whereby Telos will provide the holders of the Exchangeable Preferred Stock, including Cede, on behalf of Value Partners, the opportunity to nominate and elect two Class D directors in a proper and orderly fashion without further interference or delay by Telos.

                                   BACKGROUND

Telos' Business and Capital Structure

            8. Telos provides information and network technology products and services primarily to the government and industry.

            9. Telos' outstanding capital stock consists of two classes of common stock (Class A and Class B), and three classes of preferred stock: (i) the Senior Redeemable Preferred Stock (Series A-1 and Series A-2); (ii) the Class B Redeemable Preferred Stock; and (iii) the Exchangeable Preferred Stock.

            10. The Exchangeable Preferred Stock is Telos' only class of security that is publicly traded and registered pursuant to the Securities Exchange Act of 1934 (the "Exchange

Act"). On information and belief, all or substantially all of the Class A Common Stock and Class B Common Stock, the Series A-1 and Series A-2 Senior Redeemable Preferred Stock and the Class B Redeemable Preferred Stock are owned by present and former officers and directors of Telos, various lending institutions associated with those individuals, and the affiliates of all such persons. These individuals, lending institutions and their affiliates control Telos and its Board of Directors to the detriment of Telos' public shareholders who own the Exchangeable Preferred Stock.

Rights of Holders of the Exchangeable Preferred Stock

            11. Article Fifth, Section (C) of Telos' Charter sets forth the rights of holders of the Exchangeable Preferred Stock, including the exclusive right to elect two Class D directors to Telos' Board of Directors if dividends payable on the Exchangeable Preferred Stock are in arrears and unpaid for three consecutive full semi-annual periods.

      a. Voting Right

            12. Article Fifth, Section (C)(7)(b)(i) of Telos' Charter provides that, if at any time dividends payable on the Exchangeable Preferred Stock are in arrears and unpaid for three consecutive full semi-annual periods, the number of directors constituting Telos' Board of Directors shall be increased by up to two directors and the holders of the Exchangeable Preferred Stock shall have the exclusive right to elect the two Class D directors to fill these directorships. Section (C)(7)(b)(i) provides in pertinent part:

            If at any time or times dividends payable on Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods, then the number of directors constituting the Board of Directors, without further action, shall be increased by up to two directors and the holders of the Exchangeable Preferred Stock shall have the exclusive right, voting separately as a class, to elect the directors of the

            Corporation to fill such newly created directorships, which directors shall be designated "Class D" directors . . . .

            13. Article Fifth, Section (C)(7)(b)(ii) of Telos' Charter provides that the right to elect the two additional Class D directors may be exercised at a special meeting of holders of the Exchangeable Preferred Stock or at any annual meeting of stockholders held for the purpose of electing directors. Section (C)(7)(b)(ii) provides in pertinent part:

            Whenever such voting right shall have vested, such right may be exercised initially either at a special meeting of the holders of the Exchangeable Preferred Stock, called as hereinafter provided, or at any annual meeting of stockholders held for the purpose of electing directors, and thereafter at each annual meeting.

Article Fifth, Section (C)(7)(b)(iii) of Telos' Charter provides, however, that no special meeting shall be called during a period within 90 days immediately preceding the date fixed for the next annual meeting of stockholders.

            14. Article Fifth, Section (C)(7)(b)(iii) provides that the special meeting to elect the Class D directors may be called by either (i) Telos' Secretary, within 30 days after any record holder of shares of the Exchangeable Preferred Stock has requested such a meeting, or (ii) the designee of any record holder of 10% of the outstanding shares of the Exchangeable Preferred Stock, if Telos does not call the meeting. Section (C)(7)(b)(iii) provides in pertinent part:

            At any time when such voting right shall have vested in the holders of the Exchangeable Preferred Stock and if such right shall not already have been initially exercised, a proper officer of the Corporation shall, upon the written request of any holder of record of Exchangeable Preferred Stock then outstanding, addressed to the Secretary of the Corporation, call a special meeting of holders of
            Exchangeable Preferred Stock. . . . If such meeting shall not be called by the proper officers of the Corporation within 30 days after the personal service of such written request upon the Secretary of the Corporation, or within

            30 days after mailing the same within the United States, by registered mail, addressed to the Secretary of the Corporation at its principal office (such mailing to be evidenced by the registry receipt issued by the postal authorities), then the holders of record of 10% of the shares of Exchangeable Preferred Stock then outstanding may designate in writing a holder of Exchangeable Preferred Stock to call such meeting at the expense of the Corporation, and such meeting may be called by such person so designated upon the notice required for annual meetings of stockholders and shall be held at the same place as is elsewhere provided in this paragraph 7(b)(iii) or at such other place as is selected by such person so designated.

            15. In addition, Article Fifth, Section (C)(7)(b)(iii) of Telos' Charter specifically provides that any holder of Exchangeable Preferred Stock which would be entitled to vote at any meeting to elect the two Class D directors shall have access to the stock books of Telos to call such a meeting. Section (C)(7)(b)(iii) provides in pertinent part:

            Any holder of Exchangeable Preferred Stock which would be entitled to vote at any such meeting shall have access to the stock books of the Corporation for the purpose of causing a special meeting of stockholders to be called pursuant to the provisions of this paragraph.

      b. Dividends

            16. Holders of the Exchangeable Preferred Stock presently have the exclusive right to elect two Class D directors to Telos' Board of Directors because dividends on the Exchangeable Preferred Stock are payable, in arrears and unpaid for ten consecutive full semi-annual periods.

            17. Pursuant to Article Fifth, Section (C)(2)(a) of Telos' Charter, holders of the Exchangeable Preferred Stock are entitled to receive cumulative dividends at the annual rate of 12% ($1.20) per share, payable in equal semi-annual installments. Moreover, Section (C)(2)(a) provides that dividends payable on shares of Exchangeable Preferred Stock (whether payable in cash or in stock) are fully cumulative and accrue (whether or not earned or declared), without interest. Section (C)(2)(a) provides in pertinent part:

            The holders of the shares of Exchangeable Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative dividends at the annual rate of 12% ($1.20) per share and no more. Such dividends shall be payable, in preference to dividends on the Junior Securities, in equal semi-annual payments out of funds legally available therefore . . . . Dividends payable on shares of Exchangeable
            Preferred Stock (whether payable in cash or in stock) shall be fully cumulative and shall accrue (whether or not earned or declared), without interest, from the date of issuance of the Exchangeable Preferred Stock at the Effective Date.

            18. Article Fifth, Section (C)(2)(a) of Telos' Charter permits the payment of dividends payable in stock (i.e., dividends in kind) in lieu of dividends payable in cash for the first six years after the effective date of the Exchangeable Preferred Stock. Section (C)(2)(a) provides in pertinent part:

            Any dividends payable with respect to the Exchangeable Preferred Stock during the first six years after the Effective Date may be paid (subject to restriction under applicable state law), in the sole discretion of the Board of Directors, in cash or by issuing additional full paid and nonassessable shares of Exchangeable Preferred Stock at the rate of 0.06 of a share for each $.60 of such dividend not paid in cash, and the issuance of such additional shares shall constitute full payment of such dividends.

            19. Telos utilized the provisions of Article Fifth, Section
(C)(2)(a) of Telos' Charter to pay holders of the Exchangeable Preferred Stock dividends in kind for the years 1989 through 1991. For the years 1992 through 1994 and for the dividend payable June 1, 1995, Telos accrued dividends in kind as described in the footnotes to Telos' financial statements, but did not declare or pay those in kind dividends. Pursuant to Article Fifth,

Section (C)(2)(a) of Telos' Charter, dividends on shares of Telos' Exchangeable Preferred Stock were payable and accrued in semi-annual installments on June 1 and December 1, whether or not earned or declared. Moreover, because Telos did not declare or pay these dividends, they were in arrears and unpaid. Finally, Telos was not restricted from declaring and paying such in kind dividends because (i) Telos' Charter contains no restrictions regarding the declaration and payment of dividends in kind to holders of the Exchangeable Preferred Stock, other than any restriction under Maryland law, and (ii) while "distributions," including the declaration or payment of dividends, are subject to restrictions under Maryland law, Maryland General Corporation Law ss. 2-301 expressly excludes from the definition of "distribution" the transfer of a corporation's own shares declared or paid as a dividend.

            20. For the dividends payable December 1, 1995, June 1, 1996 and, on information and belief, December 1, 1996, Telos accrued cash dividends, as described in the footnotes to Telos' financial statements, in the amount of $215,849 for each period, but did not declare or pay those cash dividends. Pursuant to Article Fifth, Section (C)(2)(a) of Telos' Charter, dividends on shares of Telos' Exchangeable Preferred Stock are cumulative, and were payable and accrued in semi-annual installments on June 1 and December 1, whether or not earned or declared. Moreover, because Telos did not declare or pay these dividends, they are in arrears and unpaid.

            21. Dividends on the Exchangeable Preferred Stock are cumulative, accrue (whether or not earned or declared), and are payable in semi-annual installments. Moreover, because Telos has not declared or paid dividends payable on shares of the Exchangeable Preferred Stock since December 1, 1991, they have been in arrears and unpaid for ten consecutive full semi-annual periods. As such, since June 1, 1993, the third consecutive full semi-annual period in which dividends payable on shares of Telos' Exchangeable Preferred Stock have been in arrears and unpaid, Telos' Board of Directors has been increased by two directors and the holders of the Exchangeable Preferred Stock have had the exclusive right to elect two Class D directors.

            22. Cede and Value Partners have made appropriate demands on Telos to exercise their voting right under Telos' Charter to elect two Class D directors. However, as discussed more fully below, Telos has taken affirmative steps to oppress the holders of the Exchangeable Preferred Stock, including Cede and Value Partners, and deny them their rights under Telos' Charter and Maryland law.

Telos' Oppression of Holders of the Exchangeable Preferred Stock

            23. From 1989 through the end of 1991, Telos declared and paid full semi-annual dividends in kind to holders of the Exchangeable Preferred Stock.

            24. Beginning in January 1992, Telos has intentionally and in bad faith sought to oppress the holders of the Exchangeable Preferred Stock on behalf of the shareholders who, on information and belief, own and control all of Telos' capital stock other than the Exchangeable Preferred Stock.

            25. For example, in April 1994, in an effort to oppress the holders of the Exchangeable Preferred Stock, Telos attempted a "squeeze-out merger" of the Exchangeable Preferred Stock at an unreasonably low and unfair price of $2.00 per share -- 20% of its liquidation value. After a group of holders of the Exchangeable Preferred Stock attempted to fight the proposed squeeze-out merger, Telos abandoned its bad faith scheme to "squeeze out" the holders of the Exchangeable Preferred Stock for an unreasonably low price.

            26. Telos has also sought to oppress the holders of the Exchangeable Preferred Stock by failing to declare and pay in kind dividends. For the dividends payable for the years 1992 through 1994 and for the dividend payable June 1, 1995, Telos accrued dividends in kind to holders of shares of the Exchangeable Preferred Stock as described in the footnotes to Telos' financial statements. However, as described in paragraph 19 above, Telos did not declare or pay those in kind dividends, despite the fact that there were no restrictions, legal or otherwise, that prevented Telos from declaring and paying these in kind dividends.

            27. Telos has not paid any dividends to holders of the Exchangeable Preferred Stock since December 1, 1991. As discussed in paragraphs 12 and 21 above, pursuant to Telos' Charter, as of June 1, 1993, Telos was consequently required to increase the size of its Board of Directors by two Class D directors, which the holders of the Exchangeable Preferred Stock are exclusively entitled to elect. However, as described more fully below, Telos has wrongfully blocked the exercise of their voting rights.

Telos' Wrongful Acts to Oppress Cede, Value Partners and the Other Holders of the Exchangeable Preferred Stock

            28. From June 30, 1994 through November 9, 1995, Value Partners purchased 673,317 shares of the Exchangeable Preferred Stock at a total cost of $2,725,149. On November 13, 1995, Value Partners filed its Schedule 13D with the SEC reflecting its ownership of 673,317 shares of the Exchangeable Preferred Stock.

            29. On May 2, 1996 and May 3, 1996, Value Partners purchased an additional 41,000 shares of the Exchangeable Preferred Stock at a total cost of $271,040. On

May 13, 1996, Value Partners filed Amendment No. 2 to its Schedule 13D reflecting its purchase of these additional shares of Exchangeable Preferred Stock.

            30. Cede is the record owner of all of Value Partners' shares of the Exchangeable Preferred Stock, which Cede owns for the benefit of Value Partners.

            31. By July 1996, Telos had failed to pay dividends to holders of the Exchangeable Preferred Stock, including Cede, on behalf of Value Partners, and other holders for nine consecutive full semi-annual periods. Consequently, Value Partners, as the beneficial owner of its shares, sought to exercise its rights under Telos' Charter to have two Class D directors elected to Telos' Board of Directors.

            32. Consequently, Value Partners, through its special counsel, contacted William Brownley, Telos' Vice President and General Counsel and Secretary. Value Partners asked to meet with Mr. Brownley to discuss Value Partners' investment in Telos, Telos' failure to pay dividends on the Exchangeable Preferred Stock and the two vacant Class D directorships on Telos' Board of Directors.

            33. On July 10, 1996, Timothy Ewing, a general partner of Fisher Ewing Partners, the general partner of Value Partners, met with Mr. Brownley and Dee Ann Revere, a staff attorney at Telos, at the law offices of special counsel for Value Partners. At that meeting, Mr. Ewing discussed with Mr. Brownley Telos' failure to pay dividends on the Exchangeable Preferred Stock and the two vacant Class D directorships on Telos' Board of Directors. Mr. Ewing also suggested two eminently qualified candidates to serve as Class D directors. Mr. Brownley stated to Mr. Ewing that Telos did not believe that dividends were payable to the holders of the Exchangeable Preferred Stock and that there were no vacancies on Telos' Board of Directors (Class D or otherwise) at that time. Nevertheless, Mr. Brownley told Mr. Ewing that he would speak with Telos' management and the Board of Directors and would inform Mr. Ewing whether Telos would be amenable to increasing the size of Telos' Board of Directors to provide for some representation for the holders of the Exchangeable Preferred Stock. Moreover, Mr. Brownley agreed to contact Mr. Ewing within two weeks to provide him with a list of possible nominees acceptable to Telos.

            34. Mr. Ewing never received any communication from Mr. Brownley following the July 10 meeting, thereby evidencing its tactic to delay Value Partners from taking any further action to enforce its rights as a holder of the Exchangeable Preferred Stock. Value Partners' special counsel called Mr. Brownley on August 15, 1996, during which conversation Mr. Brownley stated that Telos' Board of Directors was generally not opposed to Board representation for the holders of the Exchangeable Preferred Stock. However, despite the fact that Mr. Ewing had, at the July 10 meeting with Mr. Brownley, already nominated two eminently qualified persons to fill the Class D directorships, Mr. Brownley stated that it was not easy to find nominees suitable to Telos' Board of Directors. Mr. Brownley stated that he would discuss this matter with John Porter, the owner of 75.9% of Telos' Class A Common Stock, sometime after September 2, 1996. Mr. Brownley promised to provide Mr. Ewing with a list of suitable candidates by September 16, 1996.

            35. In a demonstration of Telos' bad faith and plan to deny the holders of the Exchangeable Preferred Stock their right to Board representation, neither Mr. Brownley nor any other representative of Telos ever contacted Value Partners, much less provide Value Partners with a list of possible nominees to Telos' Board of Directors or an explanation as to why Telos refused to communicate with Value Partners. Telos' failure to contact Value Partners constitutes further evidence of its tactic to delay Value Partners from taking any further action to enforce its rights as a holder of the Exchangeable Preferred Stock. By the end of 1996, based on this improper conduct, it became apparent that Telos would not voluntarily fulfill its obligations to the holders of the Exchangeable Preferred Stock that were imposed on it by Telos' Charter.

            36. Accordingly, by registered letter dated December 23, 1996 (the "December 23 Letter"), Value Partners informed Telos' Secretary that (i) Value Partners owned approximately 19.87% of the outstanding shares of the Exchangeable Preferred Stock, (ii) pursuant to Telos' Charter, Telos' Board of Directors had been increased by two directors because Telos had not paid dividends to holders of the Exchangeable Preferred Stock for nine consecutive full semi-annual periods, and (iii) holders of the Exchangeable Preferred Stock, including Value Partners, had the exclusive right to elect the Class D directors at a special meeting of those shareholders. The December 23 Letter requested that Telos' Secretary (or some other authorized officer) call a special meeting of the holders of the Exchangeable Preferred Stock to elect the two Class D directors on January 31, 1997 or, if Telos refused to call such a meeting, designated Value Partners to call the special meeting and called a special meeting for February 28, 1997 for the election of the Class D directors. The December 23 Letter also nominated two persons to fill the Class D directorships. Finally, in accordance with both Maryland General Corporation Law ss. 2-513 and Article Fifth of Telos' Charter, Value Partners' December 23 Letter specifically requested that Telos make available its stock books or provide it with a current list of holders of the Exchangeable Preferred Stock by January 10, 1997.

            37. On or about January 7, 1997, Mr. Brownley called special counsel for Value Partners. Mr. Brownley wrongly asserted that Value Partners had no right to call a special meeting of holders of the Exchangeable Preferred Stock, and claimed that Value Partners' request that Telos call a special meeting on January 31, 1997 did not provide for sufficient time to hold such meeting as required under Telos' Amended and Restated Bylaws (the "Bylaws").

            38. On or about January 9, 1997, Mr. Brownley again called special counsel for Value Partners, and stated that Telos would not have a list of the holders of the Exchangeable Preferred Stock available for review on January 10, 1997. However, Mr. Brownley did acknowledge that Value Partners was entitled to such a list, and stated that Telos would either call the special meeting or make a copy of such a list available or provide it to Value Partners on January 23, 1997, if Telos decided to call the special meeting. Special counsel for Value Partners confirmed what it believed to be the substance of this telephone conversation by letter dated January 10, 1997.

            39. Upon receipt of Value Partners' January 10, 1997 letter, on information and belief, Telos apparently realized that Mr. Brownley had acted inconsistently with Telos' strategy to oppress the holders of the Exchangeable Preferred Stock, and that Mr. Brownley had conceded that those holders, in fact, had the rights expressly set forth in Telos' Charter. Consequently, by letter dated January 10, 1997 (the "January 10 Letter"), which was faxed on January 14, 1997, Mr. Brownley attempted to retract his commitment described in paragraphs

34 and 38 above. The January 10 Letter stated to special counsel for Value Partners that (i) Telos would not comply with Article Fifth of its Charter to call a special meeting of holders of the Exchangeable Preferred Stock, (ii) Value Partners did not make a proper request for a list of holders of the Exchangeable Preferred Stock, and (iii) Telos refused to provide Value Partners with a list of holders of the Exchangeable Preferred Stock.

            40. By letter dated January 17, 1997 (the "January 17 Letter"), special counsel for Value Partners responded to Mr. Brownley's January 10 Letter, and renewed the request that Telos provide it with a list of the holders of the Exchangeable Preferred Stock by January 20, 1997.

            41. Telos had been well aware of, and by its conduct accepted, Value Partners' status as a beneficial owner of approximately 19.87% of the shares of the Exchangeable Preferred Stock for months. Value Partners filed its Schedule 13D and Amendments 1 through 4 thereto with the SEC and Telos on November 13, 1995, February 15, 1996, May 13, 1996, November 6, 1996 and December 24, 1996,
respectively. Moreover, during the course of their dealings, Telos never questioned Value Partners' status, acknowledged that Value Partners was an actual holder of shares of Telos' Exchangeable Preferred Stock, and dealt with Value Partners as if it was a record holder of such shares. Despite those facts, by letter dated January 23, 1997 (the "January 23 Letter"), Mr. Brownley responded to Value Partners' January 17 Letter by stating that Value Partners was not a record holder of the Exchangeable Preferred Stock, and therefore refused to respond to any of Value Partners' demands or requests.

            42. On February 3, 1997, two additional letters were sent to Telos in response to Telos' January 23 Letter:

                  a. The first letter, dated January 31, 1997 (the "January 31 Letter"), was from Cede on behalf of Value Partners. By that letter, Cede confirmed and renewed the previous demands by Value Partners, including Value Partners' December 23 Letter, and demanded that: (i) Cede be permitted to inspect and copy a list of holders of the Exchangeable Preferred Stock by no later than February 25, 1997; (ii) Telos call a special meeting of holders of the Exchangeable Preferred Stock for March 31, 1997 to elect the two Class D directors, or in the alternative, Cede designated itself as the record holder to call the special meeting, and called such a meeting for April 4, 1997; and (iii) two persons be put on the ballot to fill the Class D directorships. The return receipt reflects that Telos received Cede's January 31 Letter on February 10, 1997.

                  b. The second letter, dated February 3, 1997 (the "February 3 Letter"), was from Value Partners, and requested a list of the names and addresses of the record holders and non-objecting beneficial owners of shares of the Exchangeable Preferred Stock and related information pursuant to Rule 14a-7 promulgated under the Exchange Act within five business days. The return receipt reflects that Telos received Value Partners' February 3 Letter on February 10, 1997.

         43. Telos never responded either to Cede's January 31 Letter or to Value Partners' February 3 Letter. Instead, Telos ignored these two letters, and commenced this action.

                               FIRST COUNTERCLAIM

          44. Cede repeats and realleges the allegations set forth in paragraphs 1 through 43 of these Counterclaims as if fully set forth herein.

          45. Value Partners is the beneficial owner of at least 5% of the outstanding shares of the Exchangeable Preferred Stock, and has been for more than six months.

          46. Cede, on behalf of Value Partners, is the record owner of at least 5% of the outstanding shares of the Exchangeable Preferred Stock, and has been for more than six months.

          47. Maryland General Corporation Law ss. 2-513(a) provides that the stockholders of record of 5% or more of the outstanding stock of any class of a corporation may inspect and copy the corporation's books of account and its stock ledger or, if the corporation does not maintain the original or a duplicate stock ledger at its principal office, present to any officer of the corporation a written request for a list of its stockholders.

          48. Maryland General Corporation Law ss. 2-513(b) provides that, within 20 days after a request is made for the information set forth in Section 2-513(a), the corporation shall prepare and have available on file at its principal office a list verified under oath by one of its officers or its stock transfer agent or registrar that sets forth the names and addresses of each stockholder and the number of shares of each class which the stockholder holds.

          49. Cede complied with the provisions of Maryland General Corporation Law ss. 2-5139(a) in requesting that Telos provide it with a list of the names and addresses of the record and beneficial holders of the Exchangeable Preferred Stock, the number of shares owned by each such shareholder and the related information set forth in Value Partners' December 23 Letter and Cede's January 31 Letter.

         50. Telos failed to prepare and have available on file at its principal office the information requested by Cede in its January 31 Letter within 20 days of the January 31 Letter.

         51. By reason of the foregoing, Telos violated Maryland General Corporation Law Section 2-513(b).

         52. Cede is entitled to an order compelling Telos to provide it with a list containing the names and addresses of the record holders and non-objecting beneficial owners of shares of the Exchangeable Preferred Stock, the number of shares owned by each such shareholder and the related information requested by Value Partners in its December 23 Letter and by Cede in its January 31 Letter.

                             SECOND COUNTERCLAIM

         53. Cede repeats and realleges the allegations set forth in paragraph 1 through 43 of these Counterclaims as if fully set forth herein.

         54. Value Partners is the beneficial owner of shares of the Exchangeable Preferred Stock.

         55. Cede is the record owner of the shares of the Exchangeable Preferred Stock beneficially owned by Value Partners.

         56. Telos has failed to pay dividends to holders of the Exchangeable Preferred Stock for ten consecutive full semi-annual periods.

         57. Article Fifth, Section (C)(7)(b)(iii) of Telos' Charter provides that any holder of Exchangeable Preferred Stock which would be entitled to vote at any meeting to elect two Class D directors as a result of the increase in the number of directors to Telos' Board of Directors for failing to pay dividends to holders of the Exchangeable Preferred Stock for three consecutive full semi-annual periods shall have access to the stock books of Telos for the purpose of calling a special meeting to elect the Class D directors.

         58. Through the January 31 Letter, Cede, on behalf of Value Partners, complied with the provisions of Article Fifth, Section
(C)(7)(b)(iii) of Telos' Charter in requesting access to the stock books of Telos for the purpose of calling a special meeting of holders of the Exchangeable Preferred Stock to elect the Class D directors.

         59. Telos failed to comply with the provisions of Article Fifth, Section (C)(7)(b)(iii) of its Charter.

         60. By reason of the foregoing, Telos has breached its obligation under Article Fifth, Section (C)(7)(b)(iii) of its Charter by failing to provide Cede with access to its stock books.

         61. Cede is entitled to an order compelling Telos to provide it with a list containing names and addresses of the record holders and non-objecting beneficial owners of shares of the Exchangeable Preferred Stock, the number of shares owned be each such shareholder and the related information requested by Value Partners in its December 23 Letter and by Cede in its January 31 Letter.

                              THIRD COUNTERCLAIM

         62. Cede repeats and realleges the allegations set forth in paragraphs 1 through 43 of these Counterclaims as if fully set forth herein.

         63. Telos has failed to declare and pay dividends to holders of the Exchangeable Preferred Stock for ten consecutive full semi-annual periods.

         64. Article Fifth, Section (C)(7)(b)(i) of Telos' Charter provide that, if at any time dividends payable on the Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods, the number of directors constituting the Board of Directors, without further action, shall be increased by up to two directors and the holders of the Exchangeable Preferred Stock shall have the exclusive right, voting separately as a class, to elect the Class D directors to fill these directorships.

         65. Article Fifth, Sections (C)(7)(b)(ii) and (iii) of Telos' Charter provide that, upon the creation of the two Class D directorships, the right to elect the Class D directors may be exercised by the holders of the Exchangeable Preferred Stock either at (i) a special meeting, and that Telos or any record holder of the Exchangeable Preferred Stock, including Cede, on behalf of Value Partners, any call that special meeting, or (ii) any annual meeting of stockholders for the purpose of electing directors.

         66. Through its January 31 Letter, Cede, on behalf of Value Partners, properly requested that Telos call a special meeting of holders of the Exchangeable Preferred Stock to elect the two Class D directors, or, if Telos refused, designated itself to call the special meeting and called such a meeting.

            67. Telos (i) wrongfully denied that two Class D directorships have been created as a result of its failure to pay dividends to holders of the Exchangeable Preferred Stock for ten consecutive full semi-annual periods, (ii) wrongfully denied that a special meeting of the holders of the Exchangeable Preferred Stock may be called to elect these directors, and (iii) alleged in its Bill of Complaint that its annual meeting of stockholders will be held in May.

            68. There is a substantial and concrete controversy between Cede and Telos of sufficient immediacy to warrant the issuance of a declaratory judgment.

            69. Cede is entitled to an order declaring that (i) Telos' Board of Directors has been increased by two directors, and (ii) the holders of the Exchangeable Preferred Stock have the exclusive right under Telos' Charter to elect two Class D directors to fill those directorships either at (A) a special meeting, and that Cede is entitled to call that special meeting, or (B) Telos' annual meeting, if the special meeting would be held during the period within 90 days immediately preceding the date fixed for Telos' annual meeting of stockholders.

                               FOURTH COUNTERCLAIM

            70. Cede repeats and realleges the allegations set forth in paragraphs 1 through 43 of these Counterclaims as if fully set forth herein.

            71. Telos has failed to declare and pay dividends to holders of the Exchangeable Preferred Stock for ten consecutive full semi-annual periods.

            72. Article Fifth, Section (C)(7)(b)(i) of Telos' Charter provide that, if at any time dividends payable on the Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods, the number of directors constituting the Board of Directors, without further action, shall be increased by up to two directors and the holders of the Exchangeable Preferred Stock shall have the exclusive right, voting separately as a class, to elect the directors to fill these directorships.

            73. Article Fifth, Sections (C)(7)(b)(ii) and (iii) of Telos' Charter provide that, upon the creation of the two Class D directorships, the right to elect the Class D directors may be exercised by the holders of the Exchangeable Preferred Stock either at (i) a special meeting, and that Telos or any holder of the Exchangeable Preferred Stock, including Cede, on behalf of Value Partners, may call that special meeting, or (ii) any annual meeting of stockholders for the purpose of electing directors.

            74. Through its January 31 Letter, Cede, on behalf of Value Partners, requested that Telos call a special meeting of holders of the Exchangeable Preferred Stock to elect the two Class D directors, or, if Telos refused, designated itself to call the special meeting and called such a meeting.

            75. Telos (i) refused to call a special meeting of holders of the Exchangeable Preferred Stock to elect the Class D directors, (ii) wrongfully denied that two Class D directorships have been added to its Board of Directors as a result of its failure to pay dividends to holders of the Exchangeable Preferred Stock for ten consecutive full semi-annual periods, (iii) wrongfully denied that a special meeting of the holders of the Exchangeable Preferred Stock may be called to elect these directors, and (iv) alleged in its Bill of Complaint that its annual meeting of stockholders will be held in May. By its failure to comply with the obligations imposed by its Charter and its refusal to honor the requests made by Cede, Telos has demonstrated that it will frustrate any efforts by the holders of the Exchangeable Preferred Stock to elect two Class D directors and that it is likely to interfere with and attempt to frustrate those efforts.

            76. Cede, on behalf of Value Partners, intends to exercise its rights as a holder of the Exchangeable Preferred Stock and hold an election of holders of the Exchangeable Preferred Stock to elect two Class D directors either at (i) a special meeting of holders of the Exchangeable Preferred Stock, or (ii) Telos' annual meeting, if the special meeting would be held during the period within 90 days immediately preceding the date fixed for Telos' annual meeting of stockholders.

            77. Unless Telos is enjoined from wrongfully interfering with the election of two Class D directors either at (i) a special meeting of holders of the Exchangeable Preferred Stock, or (ii) Telos' annual meeting, Cede will be irreparably harmed.

            78. There is no adequate remedy at law.

            79. Cede is entitled to an order:

                  (i) enjoining Telos from interfering with its calling and holding a special meeting of holders of the Exchangeable Preferred Stock to elect two Class D directors to Telos' Board of Directors, or

                  (ii) if the special meeting would be held during the period within 90 days immediately preceding the date fixed for Telos' annual meeting of stockholders, (A) enjoining Telos from interfering with the election of two Class D directors by holders of the Exchangeable Preferred Stock at that annual meeting, (B) directing Telos to provide holders of the Exchangeable Preferred Stock 90 days notice of that annual meeting, in accordance with

Section 4 of Telos' Bylaws, (C) directing Telos to comply with Rule 14a-7, 17 C.F.R. ss. 240.14a-7, promulgated under Section 14(a) of the Exchange Act, and either distribute any proxy solicitation material prepared by or on behalf of Cede to the holders of shares of the Exchangeable Preferred Stock or provide Cede with a list containing the names and addresses of the record and non-objecting beneficial owners of shares of the Exchangeable Preferred Stock, the number of shares owned by each such stockholder, and the related information set forth in Value Partners' February 3 Letter, (D) directing Telos to provide holders of the Exchangeable Preferred Stock 10 days to provide written notice to Telos of any nominees for the two Class D directorships to Telos' Board of Directors and the information set forth in Section 12(a)(2) of Telos' Bylaws, in accordance with Section 12(a)(3) of Telos' Bylaws, and (E) directing Telos to include Cede's nominees on the ballot for the election for the two Class D directors.

            WHEREFORE, defendant and counterclaim-plaintiff Cede & Co. prays judgment against plaintiff and counterclaim-defendant Telos Corporation as follows:

            a) On its First Counterclaim, for an order compelling Telos to provide Cede with a list containing the names and addresses of the record holders and non-objecting beneficial owners of shares of the Exchangeable Preferred Stock, the number of shares owned by each such stockholder as of January 1, 1997, and updated to reflect any changes, and the related information requested by Value Partners in its December 23 Letter and by Cede in its January 31 Letter;

            b) On its Second Counterclaim, for an order compelling Telos to provide Cede with a list containing the names and addresses of the record holders and non-objecting beneficial owners of shares of the Exchangeable Preferred Stock, the number of shares owned by each such stockholder as of January 1, 1997, and updated to reflect any changes, and the related information requested by Value Partners in its December 23 Letter and by Cede in its January 31 Letter;

            c) On its Third Counterclaim, for a declaratory judgment that (i) Telos' Board of Directors has been increased by two directors, and (ii) the holders of the Exchangeable Preferred Stock have the exclusive right under Telos' Charter to elect the two Class D directors either at (A) a special meeting, and that Cede is entitled to call that special meeting, or (B) Telos' annual meeting, if the special meeting would be held during the period within 90 days immediately preceding the date fixed for Telos' annual meeting of stockholders;

            d) On its Fourth Counterclaim, for an order (i) enjoining Telos from interfering with Cede's calling and holding a special meeting of holders of the Exchangeable Preferred Stock to elect two Class D directors to Telos' Board of Directors, or (ii) if the special meeting would be held during the period within 90 days immediately preceding the date fixed for Telos' annual meeting of stockholders, (A) enjoining Telos from interfering with the election of two Class D directors by holders of the Exchangeable Preferred Stock at that annual meeting, (B) directing Telos to provide holders of the Exchangeable Preferred Stock 90 days notice of that annual meeting in accordance with Section 4 of Telos' Bylaws, (C) directing Telos to comply with Rule 14a-7 promulgated under the Exchange Act, and either distribute any proxy solicitation material prepared by or on behalf of Cede to the holders of shares of the Exchangeable Preferred Stock or provide Cede with a list containing the names and addresses of the record and non-objecting beneficial owners of shares of the Exchangeable

Preferred Stock, the number of shares owned by each such stockholder, and the related information set forth in Value Partners' February 3 Letter, (D) directing Telos to provide holders of the Exchangeable Preferred Stock 10 days to provide written notice to Telos of any nominees for the two Class D directorships to Telos' Board of Directors and the information set forth in
Section 12(a)(2) of Telos' Bylaws, in accordance with Section 12(a)(3) of Telos' Bylaws, and (E) directing Telos to include Cede's nominees on the ballot for the election for the two Class D directors;

            e) For costs and disbursements, including reasonable attorneys'
               fees; and

            f) For such other and further relief as this Court may deem just and proper.

Dated:  Washington, DC
        March 28, 1997

                                         CEDE & CO.
                                         By Counsel


                                         /s/ John Thorpe Richards, Jr.
                                         --------------------------------
                                         John Thorpe Richards, Jr.
                                         (Va. Bar No. 27495)
                                         TROUT & RICHARDS, P.L.L.C.
                                         1742 N Street, N.W.
                                         Washington, DC  20036
                                         (202) 463-1920

                                         H. Peter Haveles, Jr.
                                         CADWALADER, WICKERSHAM & TAFT
                                         100 Maiden Lane
                                         New York, New York  10038
                                         (212) 504-6000

                             Certificate of Service

      I hereby certify that on this 28th day of March, 1997 a true and correct copy of the foregoing was served by first-class mail, postage prepaid, addressed as follows:

                  Stephen M. Colangelo
                  Amy Miles Kowlaski
                  McGUIRE, WOODS, BATTLE & BOOTH, L.L.P.
                  8280 Grennsboro Drive
                  Suite 900, Tysons Corner
                  McLean, Virginia  22102-3892


                                       /s/ John Thorpe Richards, Jr.
                                       -------------------------------
                                       John Thorpe Richards, Jr.